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File No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
FORM U-57
NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
Filed under section 33(a) of the
Public Utility Holding Company Act of 1935, as amended

Ras Laffan Power Company Limited
(Name of foreign utility company)

THE AES CORPORATION
1001 N. 19th Street
Suite 2000
Arlington, Virginia 22209
(Name of filing company, if filed on behalf of foreign utility company)

The Commission is requested to mail copies of all correspondence relating to this Notification to:

    Ashley A. Meise
    The AES Corporation
    1001 N. 19th Street
    Suite 2000
    Arlington, Virginia 22209

    Andrew B. Young
    Hugh E. Hilliard
    Dewey Ballantine LLP
    1775 Pennsylvania Avenue, N.W.
    Washington, D.C. 20006

ITEM 1

        Foreign utility status is claimed by Ras Laffan Power Company Limited ("Ras Laffan"), a closed joint stock company organized under the laws of Qatar, with its business address at Ras Laffan Industrial City, P.O. Box 22237, Doha, State of Qatar.

        Ras Laffan owns and operates a natural gas-fired, combined cycle power generation and desalination facility located in Doha, Qatar, which is capable of supplying approximately 750 MW of electric energy and 40 million gallons per day of water.

        The AES Corporation ("AES"), through its indirect, wholly-owned subsidiary, AES Ras Laffan Holdings, Ltd., owns approximately 55% of the voting interests in Ras Laffan. The remaining 45% of the voting interests is owned by Qatar Petroleum (10%), Qatar Electric & Water Company (25%) and the Gulf Investment Corporation (10%).

        AES, a Delaware corporation, is a public utility holding company exempt from registration under section 3(a)(5) of the Public Utility Holding Company Act of 1935 (the "Act"). The AES Corp., Holding Company Act Release No. 27363 (Mar. 23, 2001). Qatar Petroleum is wholly-owned by the Government of Qatar. Gulf Investment Corporation is wholly-owned by the member governments of the Gulf Co-operation Council (an organization formed by the governments of Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates).

ITEM 2

        Ras Laffan has one domestic associate public utility company, Indianapolis Power and Light Company ("IPL"). IPL is wholly owned by IPALCO Enterprises Inc., which, in turn, is a wholly-owned subsidiary of AES. IPL has not made any investment in, nor has any contractual relationship with, Ras Laffan, nor are any such investments or contractual relationships contemplated.

EXHIBIT A

        By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the Securities and Exchange Commission with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and (2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.

        The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ ASHLEY A. MEISE Ashley A. Meise Assistant General Counsel The AES Corporation 1001 N. 19th Street, Suite 2000 Arlington, Virginia 22209 (703) 292-0817

Dated: December 1, 2003

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SECURITIES AND EXCHANGE COMMISSION Washington, D.C. FORM U-57 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS Filed under section 33(a) of the Public Utility Holding Company Act of 1935, as amended